Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

December 1, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	DD3 Acquisition Corp. II Registration Statement on Form S-1 Filed November 19, 2020 File No. 333-250212

Dear Ms. Barberena-Meissner:

On behalf of DD3 Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated November 30, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on November 19, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Summary, page 10

1.	You disclosure here and elsewhere in your prospectus indicates that if the forward purchase investors purchase the 5,000,000 forward purchase shares under the contingent forward purchase agreements and the $20 million of public units in this offering in which they have an indicated an interest in purchasing and vote such share in favor of your initial business combination, it is possible that no votes from other public stockholders would be required to approve your initial business combination. However, your disclosure on pages 12 and 92 indicates that if the forward purchase investors purchase such units, a lesser number of votes than 36.2% of the shares from other public stockholders would be required to approve our initial business combination.” Please revise your disclosure to clarify here and throughout, as applicable, the number of votes from other public stockholders that would be required to approve your initial business combination if the forward purchase investors purchase these securities.

Response: The Company has revised its disclosure on pages 10, 12 and 92 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

December 1, 2020

Risk Factors

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions .... , page 41

2.	You disclose here and on page 98 that the exclusive forum provision in your form of amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your disclosure does not appear to be consistent with the exclusive forum provision in your form of amended and restated certificate of incorporation, which states that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Please revise your disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

Response: The Company has revised its disclosure on pages 42 and 99 of Amendment No. 1 in response to the Staff’s comment.

*       *       *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	DD3 Acquisition Corp. II

Alan I. Annex, Esq.